UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Publicly-held Company Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12

Notice to the Market

Bradesco signs, together with CPM Braxis and its other shareholders, an agreement to transfer the shareholding control of the latter to Capgemini

Banco Bradesco S.A. (“Bradesco”) announces to its shareholders and the market in general that it signed, together with its subsidiary CPM Braxis S.A. (“CPM Braxis”) and its other shareholders, an agreement with Capgemini S.A. (“Capgemini”), who, based on this agreement, acquire 55% of CPM Braxis shares, becoming its Parent Company.

The operation will represent for Capgemini an investment of R$517 million in CPM Braxis, which will be divided between: i) the acquisition of shares of the current shareholders, at the ratio of their interest in the capital stock; and ii) an increase in its capital stock.

After the transaction is concluded, Bradesco will have sold 35% of its interest in CPM Braxis for the approximate amount of R$104 million, remaining with a 20% interest in its capital stock.

Capgemini is the seventh largest Information Technology (IT) company in the world, the largest European company in the industry and is currently present in over 30 countries and has over 95 thousand employees.

CPM Braxis is one of the largest IT companies in Brazil, with revenues estimated at R$1 billion for 2010 and currently has over 5,500 employees all over the Country.

Cidade de Deus, Osasco, SP, September 2nd, 2010

Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Executive Vice-President and
Investor Relations Officer

•          Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 02, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.